UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-35072

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Atlantic Coast Financial Corporation

10151 Deerwood Park Blvd

Building 200, Suite 100

Jacksonville, Florida 32256

ATLANTIC COAST BANK

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

AND TRUST

Jacksonville, Florida

FINANCIAL STATEMENTS

December 31, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Audit Committee

Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 7 to the financial statements, the Plan Sponsor entered into a consent order with the Office of the Comptroller of Currency, based in part on concerns as to their ability to continue as a going concern. Additionally, as discussed in Note 3 to the financial statements, the Plan holds an investment in common stock of the Plan Sponsor.

Our audits were performed for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

Vienna, Virginia

June 24, 2013

1.

ATLANTIC COAST BANK

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

AND TRUST

Jacksonville, Florida

FINANCIAL STATEMENTS

December 31, 2012 and 2011

ATLANTIC COAST BANK

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

	2012	2011
ASSETS

Investments, at fair value	$3,529,016	$3,598,183
Cash and cash equivalents	20,646	11,711
Receivables:
Notes receivable from participants	236,412	259,552
Total assets	3,786,074	3,869,446

Adjustments from fair value to contract value for fully benefit-responsive contracts	(20,114)	(20,763)

Net assets available for benefits	$3,765,960	$3,848,683

See accompanying notes to financial statements.

2.

ATLANTIC COAST BANK

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2012

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$181,146
Interest and dividends	1,865
Net investment income	183,011

Interest income on notes receivable from participants	10,873

Contributions:
Employer	52,634
Participants	374,992
Participants rollovers from other qualified plans	1,099
Total contributions	428,725

Net additions	622,609

Deductions from net assets attributed to:
Benefits paid to participants	677,127
Administrative expenses	28,205
Total deductions	705,332

Net decrease in assets available for benefits	(82,723)
Assets available for benefits, beginning of year	3,848,683
Assets available for benefits, end of year	$3,765,960

See accompanying notes to financial statements.

3.

ATLANTIC COAST BANK

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Copies of the Plan agreement are available from the Plan administrator.

General: The Plan, established on January 1, 1994, is a defined contribution 401(k) plan for the benefit of substantially all employees of Atlantic Coast Bank (the Employer, the Company, the Bank or the Plan Sponsor) who serves as Plan administrator and controls and manages the operation and administration of the Plan. Reliance Trust Company serves as the Plan’s trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may elect to contribute up to 75% of their pretax annual compensation, as defined in the Plan, with a total amount not to exceed the applicable dollar limit established by the Internal Revenue Service each year. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company provided matching contributions equal to 50 percent of compensation up to 6 percent for the year ended December 31, 2012. Matching contributions are subject to change as determined by the Company’s board of directors. On behalf of each eligible participant a discretionary contribution may also be made by the Company. There were no discretionary contributions for 2012.

Eligibility: Employees are eligible to enroll in the Plan after 3 consecutive months of employment. A participant’s entry into the Plan is effective in the calendar month coinciding with or next following the date the employee satisfies the eligibility requirements.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and any allocations of (a) the Employer’s matching contribution (b) the Plan’s earnings and (c) forfeitures. Additionally, each participant’s account may be charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Employer’s matching and discretionary contribution and the earnings thereon is based on years of credited service.

One year credited service is received when the participant works at least 1,000 hours within the Plan year. A participant is 20% vested after two years, 40% vested after three years, 60% vested after four years, 80% vested after five years, and 100% vested after six years of credited service. A participant also becomes 100% vested in the employer contributions and earnings thereon credited to your account upon their death, approved disability or reaching the Plan’s normal retirement age (60) while employed.

(continued)

4.

ATLANTIC COAST BANK

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1 - DESCRIPTION OF PLAN (continued)

Forfeitures: The non-vested portion of terminated participants accounts plus earnings thereon are considered forfeited and can be used by the Plan to reduce the amount of future employer contributions to the Plan or reallocated to participants at the Plan Sponsor’s discretion.

At December 31, 2012 and 2011, forfeited accounts totaled $5,056 and $54,392, respectively. During the year ended December 31, 2012, $80,997 of forfeitures was used to reduce employer contributions.

Investment Options: Each participant may direct their contributions into any of the investment options available under the Plan and may choose to allocate and reallocate amounts credited to their accounts among all or any combination of the investment funds. Participants may change the amount they contribute once per quarter. Participants may change the allocation of their contributions to the various investment funds daily.

Notes Receivable From Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment account from (to) the Participant Loan account. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Loan rates ranged from 4.25% to 7.00% as of December 31, 2012. The loans are secured by the balance in the participant’s account and bear interest at rates that are comparable to those currently available from commercial institutions for similar loans. The interest rate remains unchanged for the duration of the loan. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits: Participants may withdraw, in the form of lump-sum or installments, all or some of the vested account balance upon termination of employment, attainment of age 59½, death or disability. In the event of death or permanent disability, participants become fully vested.

Expenses: Certain administrative expenses are paid by the Plan Sponsor.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles that significantly affect the determination of net assets and results of operations are summarized below.

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Reclassifications: Certain items in the prior year financial statements have been reclassified to conform to the current presentation. The reclassifications have no effect on net assets available for benefits as previously reported.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(continued)

5.

ATLANTIC COAST BANK

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting for Uncertainty in Income Taxes: Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Payment of Benefits: Benefits are recorded when paid.

Recent Accounting Pronouncement: In October 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) update 2012-04, Technical Corrections and Improvements (ASC 2012-04). ASC 2012-04 covers amendments to a wide range of topics, including plan accounting. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will generally be effective for fiscal periods beginning after December 15, 2012, for public entities, except for amendments in this update where there was no transition guidance which were immediately effective upon issuance. The adoption of immediately effective amendments in ASU 2012-04 did not have a material impact on the Plan’s financial statements. The adoption of the other amendments in ASU 2012-04 is not expected to have a material effect on subsequent periods.

In May 2011, the FASB issued ASC update 2011-04, Fair Value Measurements (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards, which provide clarifying guidance on how to measure fair value and additional disclosure requirements (ASC 2011-04). ASC 2011-04 prohibits the use of blockage factors at all levels of the fair value hierarchy and provide guidance on measuring financial instruments that are managed on a net portfolio basis. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of the Plan’s valuation processes and additional information about unobservable inputs impacting Level 3 measurements. The adoption of this new guidance on January 1, 2012 did not have a material impact on the Plan’s financial statements.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

U.S. GAAP defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. U.S. GAAP establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities and gives the lowest priority to unobservable inputs.

(continued)

6.

ATLANTIC COAST BANK

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Investments measured at fair value on a recurring basis are summarized below at December 31, 2012:

	Level 1	Level 2	Total

At December 31, 2012:
Company stock account, categorized by the nature of underlying investments:
Unitized stock fund	$265,437	$–	$265,437
Certificate of deposit	–	36,583	36,583
Collective trust funds, categorized by the nature of underlying investments:
Commingled equity funds	–	1,254,391	1,254,391
Equity index funds	–	265,018	265,018
Blended index funds	–	147,010	147,010
Commingled fixed funds	–	440,563	440,563
Short-term investment funds	–	550,716	550,716
Stable value fund	–	569,298	569,298
Total investments	$265,437	$3,263,579	$3,529,016

(continued)

7.

ATLANTIC COAST BANK

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments measured at fair value on a recurring basis are summarized below at December 31, 2011:

	Level 1	Level 2	Total

At December 31, 2011:
Company stock account, categorized by the nature of underlying investments:
Unitized stock fund	$329,673	$–	$329,673
Certificate of deposit	–	36,373	36,373
Collective trust funds, categorized by the nature of underlying investments:
Commingled equity funds	–	1,101,921	1,101,921
Equity index funds	–	217,097	217,097
Blended index funds	–	182,241	182,241
Commingled fixed funds	–	411,652	411,652
Short-term investment funds	–	612,209	612,209
Stable value fund	–	707,017	707,017
Total investments	$329,673	$3,268,510	$3,598,183

The following descriptions of the valuation methods and significant assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Unitized stock fund: Investments in the unitized stock fund are stated at fair value based on market value of the stock as obtained from quoted market prices on a nationally recognized exchange (Level 1).

Certificate of deposit accounts: Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (Level 2).

Collective trust funds - Commingled Equity Funds (a): The fair values of participation units held in collective trusts-commingled equity funds are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (Level 2). The investment objectives and underlying investments of the collective trusts-commingled equity funds vary, with some holding diversified portfolios of domestic stocks, international stocks, some holding short-term and/or medium-term corporate, government and government agency bonds, mutual funds and collective investment funds.

(continued)

8.

ATLANTIC COAST BANK

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Collective trust funds - Equity Index Funds (b): The fair values of participation units held in collective trusts-equity index funds are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (Level 2). The investment objectives and underlying investments of the collective trusts-equity index funds vary, the collective trusts-equity index funds invest in various collective investment funds sponsored by State Street Bank and Trust Company in proportion to the fund’s investment objectives.

Collective trust funds - Blended Index Funds (c): The fair values of participation units held in collective trusts-blended index funds are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (Level 2). The investment objectives and underlying investments of the collective trusts-blended index funds vary, the collective trusts-blended index funds invest in various collective investment funds sponsored by State Street Bank and Trust Company in proportion to the fund’s investment objectives.

Collective trust funds - Commingled Fixed Funds (d): The fair values of participation units held in collective trusts-commingled fixed funds are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (Level 2). The investment objectives and underlying investments of the collective trusts-commingled fixed funds vary, the collective trusts-commingled fixed funds invest in U.S. Government and agency obligations, corporate and government debt instruments, repurchase agreements and various collective investment funds sponsored by State Street Bank and Trust Company in proportion to the fund’s investment objectives.

Collective trust funds - Short Term Investment Fund (e): The fair values of participation units held in collective trusts-short term investment fund is based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (Level 2). The investment objectives and underlying investments of the collective trusts-short term investment fund is to provide safety of principal, daily liquidity, and a competitive yield, the collective trusts-short term investment fund invests in U.S. Government and agency obligations, corporate and government debt instruments and repurchase agreements.

Stable value fund (f): The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2). The fund invests in debt instruments, U.S. Government obligations, insurance company investment contracts, conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. It is the Trustee’s intent to provide all participant-directed withdrawals at contract value, and to honor all such requests as soon as reasonably practicable, subject to the competing option restriction which states that participants may not directly transfer their interest in the fund to a plan investment option determined by the Trustee to be a competing investment option.

(continued)

9.

ATLANTIC COAST BANK

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis with respect to fully benefit-responsive investment contracts. The Pentegra Stable Value Fund is a fully benefit-responsive investment contract. The average yield on the contracts was 1.30% and 1.74% for the years ended December 31, 2012 and 2011, respectively.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth additional disclosures of Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2012 and 2011:

	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
At December 31, 2012:
Commingled equity funds (a)	$1,254,391	$–	Daily	None
Equity index funds (b)	265,018	–	Daily	None
Blended index funds (c)	147,010	–	Daily	None
Commingled fixed funds (d)	440,563	–	Daily	None
Short-term investment funds (e)	550,716	–	Daily	None
Stable value fund (f)	569,298	–	Immediate	None
Total	$3,226,996

At December 31, 2011:
Commingled equity funds (a)	$1,101,921	$–	Daily	None
Equity index funds (b)	217,097	–	Daily	None
Blended index funds (c)	182,241	–	Daily	None
Commingled fixed funds (d)	411,652	–	Daily	None
Short-term investment funds (e)	612,209	–	Daily	None
Stable value fund (f)	707,017	–	Immediate	None
Total	$3,232,137

(continued)

10.

ATLANTIC COAST BANK

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties: The Plan provides for various investment options in collective trust funds, certificate of deposits, and the unitized stock fund of the Employer’s parent company, Atlantic Coast Financial Corporation (ACFC). ACFC is traded on the NASDAQ global market. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Concentration of Credit Risk: At December 31, 2012 and 2011, 7.0% and 8.6% of the Plan’s net assets available for benefits were invested in ACFC common stock.

Cash and Cash Equivalents: Money market funds are classified as cash and cash equivalents on the statement of net assets available for benefits and are reported at carrying amount.

Notes Receivable From Participants: Participant loans are classified as notes receivable from participants on the statement of net assets available for benefits and are reported at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

NOTE 3 - INVESTMENTS

Investments representing more than 5% of the net assets available for benefits at December 31, 2012 or 2011 are as follows:

	2012	2011

Investments at fair value:
Collective trust funds:
Invesco/Pentegra Stable Value Fund (contract value of $549,184 in 2012 and $686,254 in 2011)	$569,298	$707,017
State Street Bank and Trust Company/SSgA Short-term Investment Fund	550,716	612,209
State Street Bank and Trust Company/SSgA S&P MidCap Index Fund	336,087	287,491
State Street Bank and Trust Company/SSgA NASDAQ 100 (2)	221,375	134,332
State Street Bank and Trust Company/SSgA S&P 500 Flagship Index (1)	140,054	205,328

Investments at fair value as determined by quoted market price:
Atlantic Coast Financial Corporation unitized stock fund	265,437	329,673

(1) Fund was less than 5% of net assets in 2012.

(2) Fund was less than 5% of net assets in 2011.

(continued)

11.

ATLANTIC COAST BANK

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 3 - INVESTMENTS (continued)

During 2012, the Plan’s investments, including gains and losses on investments bought, sold and held during the year, changed in value as follows:

Appreciation/(Depreciation)
Collective trust funds	$278,158
Atlantic Coast Financial Corporation unitized stock fund	(97,012)
Total	$181,146

At December 31, 2012 and 2011, the Plan held 124,696 and 115,675 shares of ACFC common stock.

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

A party-in-interest is defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Employer on behalf of the Plan. During 2012, fees of $26,733 were paid by the Plan to The Reliance Trust Company, trustee of the Plan, which represent party-in-interest transactions.

Party-in-interest assets held by the Plan at December 31, 2012 and 2011 include the Invesco/Pentegra Stable Value Fund totaling $569,298 and $707,017, respectively, ACFC common stock totaling $265,437 and $329,673, respectively, Atlantic Coast Financial Certificates of Deposit totaling $36,583 and $36,373, respectively and notes receivable from participants totaling $236,412 and $259,552, respectively. There were no dividends received for 2012 from the Atlantic Coast Financial Corporation common stock.

NOTE 5 - INCOME TAX STATUS

The Plan is currently maintained on a prototype plan, which received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2008. The opinion letter stated that the form of the Plan is acceptable under section 401 of the Internal Revenue Code (IRC), and therefore the related trust is tax exempt.  The Plan administrator has determined the Plan is eligible and has chosen to rely on the current prototype plan opinion letter from the IRS. Plan management believes that the Plan is currently being operated in accordance with the IRC.

(continued)

12.

ATLANTIC COAST BANK

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants would become 100 percent vested in their employer contributions and their accounts would be distributed in accordance with the Plan document.

NOTE 7 – OTHER MATTERS

The Plan Sponsor has incurred recurring losses from operations which resulted in the Bank entering into a consent order (the Order) with the Office of the Comptroller of Currency (the OCC). The Order with the OCC required, among other matters, that the Bank achieve and maintain a total risk based capital ratio of 13.00% of risk weighted assets and a Tier 1 capital ratio of 9.00% of adjusted total assets. As of December 31, 2012 these ratios were 9.79% and 5.13%, respectively. The Plan’s management believes that any uncertainty regarding ACFC’s ability to continue as a going concern does not impact the Plan’s ability to continue as a going concern.

13.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

Name of Plan Sponsor:	Atlantic Coast Bank
Employer Identification Number:	58-0570960
Three-digit Plan Number:	003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

Collective Trust Funds
	State Street Bank & Trust Co.	Short Term Investment Fund	(2)	$550,716
(1)	Invesco	Pentegra Stable Value Fund, at contract value	(2)	549,184
	State Street Bank & Trust Co.	S&P MidCap Index Fund	(2)	336,087
	State Street Bank & Trust Co.	Nasdaq 100	(2)	221,375
	State Street Bank & Trust Co.	S&P 500 Growth Fund	(2)	170,509
	State Street Bank & Trust Co.	Russell 2000 Index Fund	(2)	149,284
	State Street Bank & Trust Co.	S&P 500 Flagship Index	(2)	140,054
	State Street Bank & Trust Co.	S&P Value Fund	(2)	132,324
	State Street Bank & Trust Co.	Daily EAFE Index	(2)	123,025
	State Street Bank & Trust Co.	Target Retirement 2035	(2)	116,699
	State Street Bank & Trust Co.	Moderate Strategic Balanced Fund	(2)	115,395
	State Street Bank & Trust Co.	REIT Index Non-Lending CL A	(2)	114,057
	State Street Bank & Trust Co.	US Long Treasury Index	(2)	108,527
	State Street Bank & Trust Co.	Target Retirement 2015	(2)	97,864
	State Street Bank & Trust Co.	Aggressive Strategic Balanced Fund	(2)	79,629
	State Street Bank & Trust Co.	Conservative Strategic Balanced Fund	(2)	69,994
	State Street Bank & Trust Co.	Target Retirement 2025	(2)	62,130
	State Street Bank & Trust Co.	Passive Bond Market Index	(2)	38,483
	State Street Bank & Trust Co.	Target Retirement 2045	(2)	21,240
	State Street Bank & Trust Co.	Target Retirement 2030	(2)	6,172
	State Street Bank & Trust Co.	Target Retirement 2020	(2)	2,595
	State Street Bank & Trust Co.	Target Retirement 2040	(2)	1,432
	State Street Bank & Trust Co.	Target Retirement 2050	(2)	107
	Total Collective Trust Funds			3,206,882

Common Stock
(1)	Atlantic Coast Financial Corporation	Unitized Stock Fund	(2)	265,437

Certificate of Deposit
(1)	Atlantic Coast Bank	Certificate of Deposit, interest rate of 0.50%, maturing on 11/7/2013	(2)	36,583

Cash and Cash Equivalents
	Federated Investment Management Co.	Money Market Fund, interest rate of 0.10%	(2)	20,646

Notes Receivable From Participants
(1)	Atlantic Coast Bank	Interest rates ranging from 4.25% to 7.00%, maturities ranging from 2/1/2013 to 1/26/2018	(2)	236,412
	Total			$3,765,960

(1) Denotes party-in-interest.

(2) Investment is participant-directed, therefore historical cost is not required.

14.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS AND PROFITSHARING PLAN AND TRUST

Date: June 24, 2013	By:	/s/ Thomas B. Wagers, Sr.
Thomas B. Wagers, Sr.
Chief Financial Officer
Atlantic Coast Bank

15.